VIA FEDERAL EXPRESS
Michael McTiernan
Charito A. Mittelman
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 26 LLC
     Amendment No. 2Registration Statement on Form SB-2
     Registration No. 333-125266

Dear Mr. McTiernan and Ms. Mittelman:

     We are filing simultaneous with this letter Amendment No. 2 to the above referenced Registration Statement. I appreciate being able to discuss the comments contained in your September 20, 2005 letter prior to this response and am hopeful that Amendment No. 2 responds adequately to the remaining comment on the registration statement. With respect to the supplemental advertising literature previously submitted, we are enclosing an additional copy of the program fact sheet that has been further revised to remove references to NCREIF statistics. Further, the sponsors have determined not to use the Public Fund Composite Historical Distribution Summary and please accept this letter as confirmation that such literature will not be circulated in connection with the offering.

In your remaining comment with respect to the registration statement, you wrote:

General

  1. Refer to previous comment 1. We note that the shares sold under the dividend reinvestment plan are being offered under a separate plan of distribution, that the company will not pay selling commissions and other expenses on the sale of those shares and thus will receive different proceeds for the sale of shares under the dividend reinvestment program. Under these facts, it appears that the offering of the dividend reinvestment plan shares are distinct from the offering of the limited partnership units and should be separately identified as such in your disclosure.

     Please revise the cover page to disclose the maximum number of shares you may offer under the dividend reinvestment plan and to clarify that the table of proceeds assumes all shares are sold in the primary offering and that DRIP shares are not subject to commissions and expenses. Please also revise the table on the cover of the registration statement.

  In response to your comment, the cover of the registration statement, and the cover of the prospectus, has been revised to note that up to 300,000 units may be sold under the distribution reinvestment plan. Further, a sentence has been added after the application of proceeds table on the cover of the prospectus to note that there will be no commissions and expenses paid with respect to the reinvestment program. Consistent with the covers of each of the registrant's competitors, the cover of the prospectus has also been revised to expand this chart to also show the application of proceeds at the maximum offering amount.

       We believe that, with this filing of the registration statement, the NASD will have no further comments regarding the distribution arrangements for the offering. Accordingly we would hope to contact you within the next few days to inquire whether the Commission will accept a request for acceleration of the effective date of the registration statement, consistent with the timing and requirements of Rules 460 and 461, and to file such a request upon the Commission's confirmation.

       Please contact the undersigned at 612-340-8706 if you have any questions regarding this filing.

                                     Very truly yours



                                     Thomas Martin